Target Asset Allocation Funds
For the fiscal period ended 07/31/07
File number 811-08915


                     TARGET ASSET ALLOCATION FUNDS

 PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 2, 2006

                    SUPPLEMENT DATED JUNE 20, 2007

Robert Vishny has announced his intention to retire from LSV Asset Management, effective on or about December 31, 2007. Josef Lakonishok, Menno Vermeulen and Puneet Mansharamani will continue to serve as portfolio managers following Mr. Vishny's retirement.

To reflect this change, effective on or about December 31, 2007, all references and information pertaining to Mr. Vishny contained in the Prospectus or Statement of Additional Information are deleted.